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                  May 12, 2022

       Stephen Lebovitz
       Chief Executive Officer
       CBL & Associates Properties, Inc.
       CBL Center
       2030 Hamilton Place Blvd., Suite 500
       Chattanooga, Tennessee 37421

                                                        Re: CBL & Associates
Properties, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed May 6, 2022
                                                            File No. 333-264769

       Dear Mr. Lebovitz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Real Estate & Construction
       cc:                                              Steven R. Barrett, Esq.